Exhibit 99.2

APPLIED INVENTIONS MANAGEMENT CORP.

Management Discussion and Analysis of Financial Conditions and Results of
Operations for the fiscal years ended August 31, 2018 & 2017

This Management Discussion and Analysis (M. D. & A.) should be read in conjunction with Applied Inventions Management Corp.'s (the "Company") consolidated annual audited financial statements and the accompanying notes thereto which have been prepared in accordance with International Financial Reporting Standards (IFRS) in Canada. All monetary amounts are expressed in Canadian dollars. Additional information regarding the Company is available on the SEDAR website at www.sedar.com

FORWARD - LOOKING INFORMATION

The M. D. & A. and analysis and other sections of this report contain forward-looking statements. These forward-looking statements, by their nature, necessarily involve risks and uncertainties that could cause results to differ materially from those contemplated by these forward-looking statements. Management considers the assumptions on which these forward-looking statements are reasonable at the time the statements were prepared, but cautions the reader that they could cause actual results to differ materially from those anticipated.

DATE OF M. D. & A.

This M. D. & A. was prepared on October 22, 2018.

GENERAL OVERVIEW

A cease trade order ("CTO") was imposed on the Company by the Ontario Securities Commission on February 20, 2001for failure to file its annual audited consolidated financial statements for the year ended August 31, 2000 and interim unaudited consolidated financial statements for the three month period ended November 30, 2000. These consolidated financial statements were subsequently filed on SEDAR by the Company.

On August 27, 2011 the Ontario Securities Commission issued a Revocation Order of the CTO. The Company is now seeking to complete a transaction that would allow the reinstatement of trading privileges on a recognized stock exchange.

Prior to 2002, the Company manufactured, marketed and distributed the SAVE swimming pool intrusion alarm.

The Company is in the process of reorganizing its affairs.

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SELECTED ANNUAL INFORMATION

For the years ended August 31st	2017	2018
Sales	$Nil	$ Nil
Net Loss and Comprehensive Loss	($187,380)	($16,684)
Loss per share	($0.058)	($0.002)
Total Assets	$599	$29,042
Current Liabilities	$515,624	$253,386
Total Long Term Debt	$ Nil	$304,348
Cash Dividends	$ Nil	$ Nil
Deficit	($3,900,087)	($3,916,771)

RESULTS OF OPERATION AND QUARTERLY RESULTS

Applied Inventions Management Corp. has incurred administrative costs,professional fees and consulting fees associated with preparing and filing annual audited consolidated financial statements, unaudited interim consolidated financial statements and all other regulatory filing requirements and has continued to accrue interest on its secured demand Debenture payable and its interest bearing shareholder loan. Professional fees incurred for the year August 31,2018 were $106,963 (August 31, 2017 - $51,554). Interest accrued on the secured demand Debenture and shareholder advances was $48,801(August 31,2017 - $63,639). Bank charges were $131 during the year ended August 31,2018 (August 31,2017 - $215).

	Aug 31 2018	May 31 2018	Feb 28 2018	Nov 30 2017	Aug 31 2017	May 31 2017	Feb 28 2017	Nov 30 2016
	Q4	Q3	Q2	Ql	Q4	Q3	Q2	Ql
Total Revenue	$NIL	$ NIL	$ NIL	$ NIL	$ NIL	$ NIL	$ NIL	$ NIL
Gain / (Net Loss) and comprehensive loss	$53,093	($20,406)	($32,184)	($17,187)	($19,039)	($41,246)	($90,622)	($36 473)
Gain / (Net Loss) per Share	$0.006	($0.002)	($0.004)	($0.002)	($0.002)	($0.026)	($0.059)	($0.024)
Weighted average shares outstanding	8,228 034	8,228,034	8,228,034	8,228 034	8 228,034	1,527,774	1,527,774	1,527,774

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LIQUIDITY

The Company has been dependent upon one of its shareholders who is an officer and director of the Company, to provide financing for ongoing administrative expenses and for costs of re-organizing the affairs of the Company. The shareholder, who is an officer and director of the Company, has indicated that he will continue to fund costs anticipated to be approximately $15,000 per annum. However, if the shareholder decides not to fund the ongoing costs, the Company will have to attempt to raise monies to fund ongoing operations from an alternative source. There is no assurance that the Company will be able to raise the required monies at competitive rates to continue operations.

As at August 31,2018 the Shareholder advances payable, which is owing to a principal shareholder who is a director and officer of the Company, was $147,244 (August 31,2017- $89,056) including accumulated interest advanced to the Company by the same Shareholder and bears interest at 10% per annum and is secured by a General Security Agreement.

FINANCIAL INSTRUMENTS

Financial assets classified as fair value through profit and loss ("FVTPL") are measured at fair value with any resultant gain or loss recognized in profit or loss. Financial assets classified as loans and receivables and held to maturity, are measured at amortized cost using the effective interest rate method.

All financial liabilities are recognized initially at fair value plus, in the case of loans and borrowings, directly attributable transaction costs. Financial liabilities are classified as other financial liabilities, and are subsequently measured at amortized cost using the effective interest rate method.

The Company's financial assets include cash while the Company's financial liabilities include accounts payable and accrued liabilities, shareholder advances, subordinate and multiple voting debentures. Classification of these financial instruments is as follows:

Financial Instrument	Classification
Cash	FVTPL
Accounts payable and accrued liabilities	Other financial liabilities
Shareholder advances	Other financial liabilities
Subordinate and multiple voting debentures	Other financial liabilities

Financial instruments recorded at fair value on the consolidated balance sheet are classified using a fair value hierarchy that reflects the significance of the inputs used in making the measurements. The fair value hierarchy has the following levels:

Level 1: Valuation based on quoted prices (unadjusted) in active markets for identical assets or liabilities

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Level 2: Valuation techniques based on inputs other than quoted prices included in Level 1that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices)

Level 3: Valuation techniques using inputs for the asset or liability that are not based on observable market data (unobservable inputs)

The Company's financial instruments measured at fair value on the consolidated balance sheet consist of cash.

FINANCIAL RISK MANAGEMENT- LIQUIDITY RISK

Risk management is the responsibility of management who is of the opinion that the Company is exposed to financial risks as described below. It is management’s opinion that the Company is not exposed to significant interest and currency risk.

Credit risk is the risk of a financial loss to the Company if a counterparty to a financial instrument fails to meet its contractual obligations. The Company minimizes its credit risk by maintaining cash at major banks and financial institutions.

Liquidity risk is the risk that the Company will not be able to meet its obligations as they fall due. As at August 31, 2018 the Company had current liabilities of $253,386 (August 31, 2017 - $515,624) and assets of $29,042 (August 31, 2017 - $599). As a result, the Company has liquidity risk and is dependent on obtaining additional financing to meet its current obligations.

CAPITAL RISK MANAGEMENT

The Company considers capital stock and deficit to represent capital. As at August 31, 2018 and August 31, 2017 the Company has a negative capital balance and management's objective is to maintain its ability to continue as a going concern by identifying sources for additional financing for working capital and to fund the development of a business.

The Company is not subject to externally imposed capital requirements and there has been no change with respect to the overall capital risk management strategy during the year August 31, 2018 and August 31, 2017.

OFF BALANCE SHEET ACTIVITIES

As at August 31, 2018 and 2017, the Company had no off balance sheet financial commitments and does not anticipate entering into any contracts of such nature.

DEBENTURES

On April 27, 2016, the Company agreed to settle an aggregate of $645,154 of indebtedness owing to the controlling shareholder, who is a director and officer of the Company, and to WFE Investments Corp. ("WFE"), a company controlled by the controlling shareholder of the Company, in exchange for the Company issuing a first secured subordinate voting debenture in the principal amount of $343,154 to the controlling shareholder and a first secured multiple voting debenture in the principal amount of $302,000 to WFE. The debentures bear interest at a stated rate of 10% per annum. Interest is payable quarterly and the principal amounts outstanding are due on April 27, 2018,the maturity date.

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The secured subordinate voting debenture and the multiple voting debenture and any unpaid interest thereon are convertible, at the option of the holders into Subordinate Voting Units and Multiple Voting Units respectively at a conversion price of $0.05 per Subordinate Voting Unit or Multiple Voting Unit respectively prior to the maturity date. Each Subordinate Voting Unit and each Multiple Voting Unit will consist of one Class "A" subordinate voting share and one Class "B" multiple voting share respectively and one detachable share purchase warrant. Each warrant shall entitle the holder thereof to acquire one Class "A" subordinate voting share at a price of $0.06 per share until two years from the date of issuance.

The fair value of the liability component at the time of issue of $275,046 and $242,060 for the subordinate voting and multiple voting debentures, respectively, was calculated as the discounted cash flows for the convertible debenture assuming a 22% interest rate which was based on the estimated market interest rate for a convertible debenture without a conversion feature. The fair value of the equity component (conversion feature) of $68,108 and $59,940 for the subordinate voting and multiple voting debentures, respectively, was determined at the time of issue as the difference between the fair value of the compound convertible debentures and the fair value of the liability component corresponding to a rate that the Company would have obtained for a similar financing without the conversion option.

On May 30, 2017, the multiple voting debenture and accrued interest of $33,013 were converted into 6,700,260, Multiple Voting Units, comprising 6,700,260 Class "B" Multiple Voting Shares and 6,700,260 Class "A" detachable share purchase warrants.

On May 28, 2018 Subordinate Voting Debenture date was extended to October 27, 2020, on the same terms and conditions. The extension represents an extinguishment of the debenture. As such the new instrument was recorded at fair market value on the amendment date.

	Original	Amended
	Subordinate	Subordinate
	Voting	Voting
	Debenture	Debenture

Principal value of debentures issued	$343,154	$414,642
Gain on settlement of debenture	–	(120,631)
Equity component from original	–	68,108
Equity component	(68,108)	(14,429)
Loss on equity component	–	(53,679)
Liability component at date of issue	275,046	294,011
Accretion	56,829	–
Liability component at August 31, 2017	$331,875	$–

Accretion	11,279	10,337
Settlement of debenture	(343,154)	–

Liability component at August 31, 2018	$–	$304,348

The fair value of the debt component upon amendment was $294,012, based on a market rate of borrowing of 25.79%. This resulted in a gain on extinguishment of $120,631. The fair value of the equity component

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upon amendment was $14,429 based on the Black Scholes option pncmg model with the following assumptions: Share price $0.01,dividend yield 0%, expected volatility (based on comparables) 100%,a risk tree interest rate of 1% and an expected life of 2 years.

RELATED PARTY TRANSACTIONS

Transactions with related parties are listed below and incurred in the normal course of business and are measured at the exchange amount:

(a)	The interest expense of $48,801(2017 - $63,639) is for the current controlling shareholder who is also a director and officer of the Company. Interest expense of $12,220 (2017 - $6,674) is interest accrued on outstanding shareholder advances that are interest bearing. Interest expense of $36,581 (2017 - $56,965) is interest accrued on the outstanding subordinate and multiple voting debentures.

(b)	As at August 31, 2018 the Company has shareholder loans due to the current controlling shareholder who is also an officer and director of the Company, consisting of a $147,244 (2017 - $89,056) advance bearing interest at 10% per annum,secured by a general security agreement.

(c)	On April 27, 2016, the Company agreed to settle an aggregate of $645,154 of indebtedness owing to the controlling shareholder who is a director and officer of the Company,and to WFE Investments Corp. ("WFE"), a company controlled by the controlling shareholder of the Company, in exchange for the Company issuing a first secured subordinate voting debenture in the principal amount of $343,154 to the controlling shareholder and a first secured multiple voting debenture in the principal amount of $302,000 to WFE .

(d)	On May 30,2017 WFE a company controlled by the controlling shareholder of the Company converted a secured multiple voting debenture into 6,700,260,Multiple Voting Units,at $0.05 per Unit comprising 6,700,260 Class "B" Multiple Voting Shares and 6,700,260 Class "A" detachable shares purchase warrants totaling $374,346, of which $46,323 was allocated to the share purchase warrants.

The conversion was accounted for as the elimination of the multiple voting debenture liability with a transfer of the recorded liability and the equity component of the debenture to capital stock.

(e)	Included in accounts payable and accrued liabilities is $6,030 (2017 - $16,030) related to expense reimbursement (2017 -consulting fees) owed to an officer, director and current controlling shareholder.

(f)	During the year ended August 31, 2017, the current controlling shareholder who is also a director and officer of the Company forgave $17,900 worth of outstanding payables due to him,
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or a company controlled by the controlling shareholder. This amount was recorded as a direct increase in contributed surplus.

CRITICAL ACCOUNTING ESTIMATES AND JUDGEMENTS

The preparation of financial statements in compliance with IFRS requires the Company's management to make certain estimates and assumptions that they consider reasonable and realistic. Despite regular reviews of these estimates and assumptions,based in particular on past achievements or anticipations, facts and circumstances may lead to changes in these estimates and assumptions which could impact the reported amount of the Company's asset, liabilities,equity or earnings. There have been no judgments made by management in the application of IFRS that have a significant effect on the financial statements for the year ended August 31,2018 and 2017. Actual results could differ from those estimates.

CONTROLS AND PROCEDURES

Management is responsible for the design of internal controls over financial reporting to provide reasonable assurance regarding the reliability of financial reporting and the preparation of the consolidated financial statements in accordance with IFRS. Based on a review of its internal control procedures at the end of the period covered by this MD&A, management believes its internal controls and procedures, for the nature and size of the entity,are effective in providing reasonable assurances that financial information is recorded, processed,summarized and reported in a timely manner.

Management is also responsible for the design and effectiveness of disclosure controls and procedures to provide reasonable assurance that material information related to the Company, is made known to the Company's certifying officers. Management has evaluated the effectiveness of the Company's disclosure controls and procedures and has concluded that these controls and procedures are effective, for the nature and size of the entity, in providing reasonable assurance that material information relating to the Company is made known to them by others within the Company.

OUTSTANDI NG SHARE DATA

Common Shares

As at August 31, 2018 the Company had 388,435 (August 31, 2017 - 388,435) Class "A" Subordinate Voting Shares and 7,839,599 (August 31,2017 -7,839,599) Class "B" Multiple Voting Shares issued and outstanding.

On May 30, 2017 the multiple voting debenture and accrued interest of $33,013 were converted into 6,700,260 Multiple Voting Units, comprising 6,700,260 Class "B" Multiple Voting Shares and 6,700.260 Class "A" detachable shares purchase warrants.

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Stock Options and share purchase warrants

The Company's stock option plan provides options that can be exercised for a maximum of 10% of the issued and outstanding Class "A” Subordinate Voting Shares and a maximum of 10% of the issued and outstanding Class "B" Multiple Voting Shares on the date of grant.

On April 29, 2016, 150,000 options to purchase Class "A" shares were granted pursuant to the Company's stock option plan to directors of the Company. The options were fully vested at the date of granting,have an exercise price of $0.05 per share and expire on April 29, 2021

On October 27, 2017, the Company granted 600,000 options to its directors. The options were fully vested at the date of granting,have an exercise price of $0.05 per share and expire on October 27, 2022.

On May 30, 2017 6,700,200 Class "A" detachable share purchase warrants were issued. Each warrant shall entitle the holder to acquire one Class "A" subordinate voting share at $0.06 per share until two years from date of issue, which was extended to October 27, 2020 on the same terms and conditions (see Debentures above).

SUBSQUENT EVENTS

Subsequent to the year end:

(a)	Directors of the Company exercised their stock options and purchased 750,000 Class "A" Subordinate voting shares at $0.05 per share.
(b)	WFE Investments Corp. exercised 2,300,000 Class "A" Subordinate Voting shares at $0.06 per warrant and the balance of 4,400,260 Class "A" share purchase warrants were cancelled.
(c)	The controlling shareholder converted $115,000 of the secured Class "A" Subordinate Voting Convertible debenture into 2,300,000 Class "A" Subordinate Voting Units. Each Unit is comprised of one Class "A" Subordinate Voting Share and one Class "A" Subordinate Voting Share purchase warrant exercisable at $0.06 per warrant for up to 2 years from date of conversion. The balance of $299,642 and accrued interest has been forgiven and the 2,300,000 Class "A" Subordinate Voting Share purchase warrants have been cancelled.

COMBINATION AGREEMENT

On September 21, 2018, the Company and HighStreet Capital Partners,LLC (d/b/a Acreage Holdings) ("Acreage Holdings") entered into a definitive business combination agreement (the "Combination Agreement") pursuant to which Acreage Holdings will complete a reverse take-over of the Company (the " Proposed Transaction") and the securityholders of Acreage Holdings will hold substantially all of the outstanding securities of the Company following the Proposed Transaction (the "Resulting Issuer").

Pursuant to the Combination Agreement, the Company will continue from the Province of Ontario into the Province of British Columbia and will: (i) subdivide its existing Class "B" multiple voting shares (the "Class B Multiple Voting Shares") on the basis of one and one-half (1.5) Class "B" Multiple Voting Shares for each Class

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"B" Multiple Voting Share issued and outstanding immediately prior thereto; (ii) consolidate its issued and outstanding Class "A" subordinate voting shares ("Applied Class "A" Subordinate Voting Shares") such that Acreage Holdings units are ultimately exchanged on a 1:1 basis for Resulting Issuer subordinated voting shares pursuant to the Proposed Transaction (the "Consolidation"); (iii) approve the adoption of Articles under the Business Corporations Act (British Columbia) which will effect the amendment of the Company's existing Articles; (iv) change its name to Acreage Holdings Inc.;(v) approve a new equity compensation plan;and (vi) change its financial year end to December 31.

The Proposed Transaction is expected to close in November of 2018 and is subject to the conditions set out in the Combination Agreement, including obtaining the requisite approval of Acreage Holdings' and the Company's shareholders.

An application has been made to list the Resulting Issuer's subordinate voting shares on the Canadian Securities Exchange (the "Exchange") upon completion of the Proposed Transaction. The listing will be subject to satisfying all of the Exchange's initial listing requirements.

OFFICERS AND DIRECTORS

As at August 31,2018 the officers and directors of the Company include:

Michael Stein	- President and Director
Gabriel Nachman FCPA, FCA	- Acting CFO, Director and Chair of Audit Committee
Nicholas Hariton	- Director
Barry Polisuk	- Director

ADDITIONAL INFORMATION

Additional information relating to the Company is available:

•	On the Internet at the SEDAR website at www.sedar.com or,
•	By contacting Michael Stein at 416-816-9690

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